SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 15, 2004

                           Commission File No. 1-14838

                              --------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Enclosures: A press release dated November 23, 2004 announcing that Rhodia has signed a letter of intent with INEOS Chlor Limited for the sale of its chlor-alkali and sulphuric acid businesses, a press release dated December 13, 2004 announcing that Rhodia is selling its shareholding in KeyMRO to IBM, and a press release dated December 14, 2004 announcing that Rhodia has signed a binding agreement with LaRoche Industries to buy the company's chloralp business.

[Rhodia logo]


                                                                   PRESS RELEASE



         RHODIA SIGNS LETTER OF INTENT FOR SALE OF ITS UK CHLOR-ALKALI
                  AND SULPHURIC ACID BUSINESSES TO INEOS CHLOR


Paris, November 23, 2004 - Rhodia today announced it has signed a letter of intent with INEOS Chlor Limited for the sale of its chlor-alkali and sulphuric acid businesses based at its site in Staveley, Derbyshire.

Production assets are not included in this proposed transaction and manufacturing of chlor-alkali at Staveley will cease during the first quarter of 2005. The agreement with INEOS Chlor, which is expected to be concluded before the end of 2004, ensures continuity of supply for our customers.

The site will continue to manufacture sulphuric acid products on an exclusive basis for supply to INEOS Chlor for an agreed period of time, after which the sulphuric acid plant will close, marking the total closure of the site.

This operation forms part of the divesture of non-strategic activities pursued by the Rhodia Group with a view to consolidating its business portfolio.

The two manufacturing facilities at Rhodia's Staveley site principally make sulphuric acid and chlorine for a wide range of markets, including agriculture, water, semi-conductors, pharmaceuticals, pigments and waste treatment. Currently 76 people are employed at the site. These businesses generated sales in 2003 of approximately (pound)20 million.



Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts
Press Relations
---------------
Lucia Dumas                         [Telephone] +33 1 55 38 45 48
Anne-Laurence de Villepin           [Telephone] +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot                       [Telephone] +33 1 55 38 43 08

RHODIA

                                                                  Press release



                 Rhodia sells its shareholding in KeyMRO to IBM
               And signs a service agreement for indirect supplies



Paris, December 13, 2004 - Rhodia today announced the sale of its shareholding in KeyMRO, services leader of indirect purchases in Europe and US to IBM.

As part of this transaction, Rhodia has also signed a worldwide seven year agreement with IBM for the provision of key purchasing services for indirect supplies such as telecommunications, information technology, business travel, office and manufacturing supplies.

In line with the Group's strategy to optimize costs and processes in support functions, this transaction will contribute to increased purchasing productivity by grouping together volumes and international sourcing.

This specific agreement is also part of the Group's global purchasing strategy to outsource indirect supplies in order to reduce costs and improve productivity in the purchasing function.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
---------------
Lucia Dumas  +33 1 55 38 45 48
Anne-Laurence de Villepin +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot +33 1 55 38 43 08

[Rhodia logo]                                          [LaRoche Industries logo]
   Intermediaires




                                                                   PRESS RELEASE




December 14, 2004 - RHODIA SA and LAROCHE INDUSTRIES Inc. have signed a binding agreement, subject to closing conditions, for Rhodia to purchase from LaRoche Industries the Chloralp business. The cash impact for Rhodia from the transaction will not exceed 12.5 million euros.

The sale will be finalized as soon as possible.



Rhodia Intermediates is a Rhodia Group company.
Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

With 24 distribution facilities nationwide, LaRoche Industries is the premier US ammonia supplier for denox, metal treatment, water treatment, chemical processing, and ammonia refrigeration applications.


Contacts Rhodia Intermediaires
Relations Presse
----------------
Christine Alvim                    [Telephone] +33 1 53 56 51 78

Contacts Rhodia
Relations Presse
----------------
Lucia Dumas                        [Telephone] +33 1 55 38 45 48
Anne-Laurence de Villepin          [Telephone] +33 1 55 38 40 25

Contact LaRoche Industries Inc.
Michel Rapoport                    [Telephone] 00 1 404 851 0500

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: December 15, 2004                      RHODIA

                                             By:    /s/ BRUNO MOUCLIER
                                                   ------------------------
                                             Name:  Bruno Mouclier
                                             Title: Chief Financial Officer